

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 1, 2011

Jonathan Greenberg
Senior Vice President, General Counsel and Secretary
Freescale Semiconductor, Inc.
6501 William Cannon Drive West
Austin, Texas 78735

> **Re:** **Freescale Semiconductor Holdings I, Ltd**.
> **Registration Statement on Form S-1**
> **Amendment No. 1 filed March 17, 2011**
> **File No. 333-172188**

Dear Mr. Greenberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1. Please tell us the objective criteria used to select the companies highlighted in your Summary and Business sections. In addition, please tell us why you believe it is appropriate to reference the average length of certain "customer relationships." Also, explain how you define a "customer relationship."

Improved capital structure, page 3

2. Your disclosure in this section indicates that you will amend the credit facilities in connection with the initial public offering. However, your disclosure elsewhere in the prospectus, including on page 61, states that you have already entered into the amendment. Please reconcile and clarify, as appropriate.

<u>Risks Associated with Our Company, page 5</u>

3.   We note your revisions in response to prior comment 1 and reissue. The bulleted list of risks on page 5 is not equal in prominence to the multi-page discussion of your strengths and strategy which appears in your summary. Please expand the summary disclosure of your risks and challenges or, alternately, limit the discussion of your strengths and strategy.

<u>Use of Proceeds, page 7</u>

4.   Revise here and on page 33 to clarify your relationship to Freescale Inc.

<u>We are highly leveraged…, page 15</u>

5.   We note your disclosure that you have not defaulted under any covenants of your existing senior credit facilities or existing notes. Given the frequency with which you have renegotiated your debt, please tell us, with a view to disclosure, whether you have failed to comply with the covenants of any of your prior facilities or notes. If so, please describe the circumstances related to your non-compliance.

<u>If we cannot make scheduled payments…, page 16</u>

6.   We note your response to prior comment 4 and reissue. Please expand your discussion of the risks related to your practice of renegotiating debt or issuing new debt in order to repay existing debt. In your revised disclosure, please specifically address the incremental term loan litigation settled in February 2010 and discuss, if material, the possibility of similar litigation in future.

<u>The failure to complete our transformation…, page 23</u>

7.   With a view to disclosure, please explain your reference to the requirement that customers "requalify" their products. Tell us by whom this requirement would be imposed, the likelihood of its imposition and its significance to you and your customers.

Use of Proceeds, page 33

8.   We note your responses to prior comments 8, 9 and 10. We will continue to evaluate
        your responses and related disclosure when you provide in a subsequent amendment
        the following information:

        • The amount of debt to be repaid;

        • The particular series to be repaid;

        • The timing of such payments; and

        • The identity of the parties that will receive funds.

Management's Discussion and Analysis…, page 42

Senior Credit Facilities, page 60

9.   With a view to disclosure, please tell us which section of which the exhibit provides
        for the replacement revolving credit facility referenced in the second paragraph on
        page 61. We note that exhibit 10.42 references a Replacement Revolving Credit
        Facility Effectiveness Agreement but no such agreement appears to have been filed.
        Also, disclose clearly all material conditions to any such replacement revolving credit
        facility.

10.   We note your response to prior comment 33 and reissue the comment. Please revise
        the disclosure in this section accordingly.

11.   Please revise your disclosure, where appropriate, to clarify the significance of the
        terms described in the penultimate paragraph of this section.

Adjusted EBITDA, page 63

12.   We refer to your response to prior comment 12. In the first paragraph on page 63 you
        disclose that it is useful to investors to provide the calculation of adjusted EBITDA in
        your filing because your ability to engage in certain activities is tied to ratios based on
        adjusted EBITDA and you believe the disclosure is useful to investors for purposes of
        determining your ability to engage in those activities.   Accordingly, please expand to
        describe the ratios referred to in your disclosure and to describe your compliance
        therewith.

13.   As a related matter, in the last sentence of same paragraph referred to above, you further disclose that you are not required to maintain any ratio based on adjusted EBITDA or otherwise. Please clarify for us how the disclosure in the last sentence of the referenced paragraph is consistent with disclosure in the second sentence which appears to suggest that your activities could be limited based on ratios determined using adjusted EBITDA.

Restructuring Activities, page 68

14.   We note your response to prior comment 14 and reissue the comment. Please revise accordingly.

Our Business, page 75

Overview, page 75

15.   We note your response to prior comment 15. Please confirm, if true, that the reports you have cited are publicly available for a nominal fee.

16.   It appears footnote (1) to the table on page 76 disclaims the accuracy of certain information contained in the table and elsewhere in your disclosure. We also note that you appear to disclaim the accuracy of your own research in the final sentence on page ii. Please revise or advise.

17.   Please tell us how you determined it is appropriate to disclose the #1 position in 802.15.4 Zigbee chipsets based on 2009 data rather than the more recent data presented in the ABI and In-stat reports provided to the staff.

Products and Applications, page 82

18.   We note that the glossary added in response to prior comment 20 does not appear to address several of the acronyms referenced in that comment. Please ensure technical and industry terms are clearly explained.

Research and Development, page 87

19.   Please disclose in this section the information contained in the second sentence of your response to prior comment 25.

Competition, page 89

20.   We note your response to prior comment 23. With a view to disclosure, please describe the material terms of your warranty obligations, including whether

warranties are provided to all customers or specific customers only. If the latter, please describe how you determine which customers are eligible to receive warranties.

Intellectual Property, page 90

21.   We note your revisions in response to prior comment 24 and reissue the final sentence of that comment. Please revise to discuss with greater specificity the differences in the intellectual property protections afforded in countries material to your operations, such as China.

Compensation Consultant and Peer Group Compatibility, page 105

22.   We note your response to prior comment 29. Please tell us with a view to disclosure how the market data is considered and whether elements of your compensation are set at a specific level relative to the market data obtained.

Elements of Compensation, page 106

23.   We note your response to prior comment 30; however, it remains unclear how the disclosure of historic performance targets would result in competitive harm or provide competitors with insights into your future competitive strategies. Please provide an expanded response that explains clearly how disclosure of such historic performance targets would cause substantial competitive harm.

Principal Shareholders, page 125

24.   We note your response to prior comment 32 and reissue the comment. Clearly identify the natural persons or persons who have voting or investment control of the shares held by each entity listed.

Tax Considerations, page 144

25.   We note your response to prior comment 36. Please be advised that you are required to discuss, rather than summarize, all material tax consequences. We may have further comment to this section after we review your tax opinions.

Financial Statements

Note 6. Employee Benefit and Incentive Plans, page F-31

26.   We note your responses to prior comments 39 and 40. We will continue to evaluate
        stock-based compensation once you provide all of the requested information.

27.   We refer to your response to prior comment 41. In response to prior comment 39 you
        indicate that the per share fair value of a common share increased to $2.46 as of
        December 31, 2010. Accordingly, tell us why a fair value of $1.24 per share was
        used for grants in 2010. In that regard, tell us when options and restricted shares were
        granted in 2010.

Back Cover Page

28.   Please remove the reference to the underwriters as joint book-running managers and
        co-managers from the cover page.

Exhibits and Financial Statement Schedules, page II-3

29.   We note your response to prior comment 46. Please file the material license
        agreements referenced on page 31. In addition, expand your analysis to tell us how
        you determined that you are not required to file all agreements with related parties,
        including your existing agreements with your sponsors.

30.   Please note that prior comment 47 was not limited to the specific examples identified.
        Please ensure that all of agreements filed as exhibits are complete. For example, we
        note that exhibits 10.40 – 10.42 appear to be incomplete.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Daniel Morris. Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): Jennifer A. Bensch, Esq.